1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK TALLAHASSEE WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

October 27, 2008

VIA EDGAR SUBMISSION

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Short Oil Fund, LP Registration No. 333-152386

Dear Mr. McTiernan:

On behalf of the United States Short Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on October 27, 2008. The enclosed copy has been marked to show changes from Pre-Effective Amendment No. 1 to the registration statement. In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of October 7, 2008 on Pre-Effective Amendment No.1 to the registration statement. Each of your comments is set forth below, followed by the Registrant’s response.

Performance of the Related Public Fund, page 35

1.	Please update the prior performance information to the extent updated information is available.

SUTHERLAND ASBILL AND BRENNAN LLP

Michael McTiernan
October 27, 2008

Response: The Registrant has updated the prior performance information so that it is current as of September 30, 2008.

How Does USSO Operate?, page 42

2.	Please spell out the components of the graph on page 46.

Response: The Registrant has revised the graph as requested. For your reference, “CL” refers to crude light oil, “NG” refers to natural gas, “HO” refers to heating oil, “HU” refers to unleaded gasoline and “RB” refers to reformulated unleaded gasoline.

Suspension or Rejection of Redemption Orders, page 68

3.
We note your response to our prior comment #7. As you indicate in your response, please revise the registration statement to explain the circumstances under which the limited partners would need protection.

Response: The Registrant has revised the registration statement accordingly.

The General Partner Has Conflicts of Interests, page 84

4.	We note your response to our prior comment #8 and the revised disclosure regarding UGA in the last paragraph under this subheading. Please revise to explain the potential harm to USSO investors.

Response: The Registrant respectfully submits that the revised language in response to prior comment #8 was meant to illustrate the inter-relationship of the Related Public Funds and how position limits of a particular futures contract traded on NYMEX may affect the inability of another fund to purchase such futures contract which may affect tracking error. The Registrant did not use USSO in the example since it takes short positions, rather than long positions, in crude oil futures contracts. Notwithstanding this, the Registrant has revised the final sentence in this paragraph to make clear that position limits may adversely effect the ability of any of the funds to track their benchmark futures contracts.

Financial Statements and Notes

United States Short Oil Fund, LP

Note 1—Organization and Business, page F-4

Michael McTiernan
October 27, 2008

5.
We have read and considered your response to comment #11. We note that the General Partner will fund all the organizational and initial offering costs of United States Short Oil Fund, LP (USSO) and such costs will not be reimbursable by USSO to the General Partner. We also note that the non-reimbursable costs are not recognized in the USSO’s financial statements but are recognized in the financial statements of the General Partner. Please expand your disclosure to include such information in your footnotes.

Response: The Registrant has revised the registration statement accordingly.

United States Commodity Funds LLC

Report of Registered Independent Public Accounting Firm, page F-10

Note 3—Capitalization and Related Party Transactions, page F-19

6.
We have read and considered your response to comment #15. Based upon your response, we note that the advance receivable relates to the fees that related public funds expect to pay to United States Commodity Funds LLC (USCF). We also note that USCF considers such fees as an advancement to its parent in anticipation of USCF’s Board of Directors officially declaring a distribution (dividend) in the same amount. Please expand your disclosure to include such information in your footnotes.

Response: The Registrant has revised the registration statement accordingly.

Tax Opinion

7.	Please have your legal counsel amend this opinion to refer to the section of the registration statement which contains its tax opinion.

Response: The Registrant respectfully submits that the form of tax opinion provided to the staff contains the requested reference. The second paragraph of the form of tax opinion states, “The Discussion, subject to the qualifications and assumptions stated in the Discussion and the limitations and qualifications set forth herein, constitutes our opinion as to the material United States federal income tax consequences for purchasers of the Unites pursuant to the Offering.” The term “Discussion” is defined in the initial paragraph to mean the “Material Tax Consequences” section of the prospectus. As a result, the Registrant believes the form of tax opinion previously provided to the staff is responsive to this comment and does not require revision.

Legal Opinion

Michael McTiernan
October 27, 2008

8.
It is not appropriate for counsel to limit the scope of its opinion to judicial interpretations of the provisions of the DRULPA “in accordance with their plain meaning.” Please direct counsel to revise the opinion to cover reported judicial decisions interpreting these provisions.

Response: The Registrant has filed a form of legal opinion responsive to the staff’s comment.

* * *

We hope that you will find this response satisfactory. If you have questions or further comments regarding this response, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.